FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

April 7, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Announces Publication of Scientific Review of TransMabTM Technology

InNexus Biotechnology Inc., a company empowering the monoclonal antibody, announces the publication of an invited review on TransMabTM technology. TransMabsTM are monoclonal antibodies to intracellular targets, modified by SuperAntibody Technology (“SAT”) to penetrate or translocate into cells, bind to their targets and regulate cellular activities.  This technology is the subject of a recently announced collaboration between InNexus and Epitomics, a company using rabbit monoclonal antibodies to create novel diagnostics and therapeutics. The review written by Muller, S., Zhao, Y. Brown, T. L. et al. and entitled "TransMabs: Cell-penetrating antibodies, The next generation" has recently been published in "Expert Opinion on Biological Therapy, volume 5 (2), 2005 pages 237 to 241.”  It is available online at www.ashley-pub.com.

Commenting on the announcement, Dr. Heinz Kohler, Vice Head of SuperAntibody Research and Development at InNexus, added: “the publication of this review is an acknowledgement of the interest in and novelty of the TransMabTM technology.” Dr. Charles Morgan, President & CEO of the Company stated, “It is important for the Company to disclose its progress in a peer-reviewed forum so that both the scientific, financial and corporate communities can be apprised of the ongoing validation of SAT. This is a first step in a peer-reviewed process leading to the clinical development and eventually the marketing of this totally new use of monoclonal antibodies. Further announcements will be forthcoming on both internal InNexus and sponsored research and progress towards therapeutic application.”

About InNexus

InNexus Biotechnology Inc. is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of  antibody based drug which can penetrate into cells.  Both product platforms utilize InNexus’s unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.  To learn more about InNexus please visit www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   April 29, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director